November 2009 Ticker: EMCF www.emclairefinancial.com Follow-on Offering of Common Shares 1,250,000 Shares Emclaire Financial Corp. Filed pursuant to Rule 433 Registration Statement No. 333-161955 November 5, 2009 (To the Preliminary Prospectus dated November 3, 2009)

Legal Disclosure Forward Looking Statements This presentation contains forward looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward-looking statements can be identified by use of words such as “may,” “will,” “anticipates,” “believes,” “expects,” “plans,” “estimates,” “potential,” “continue,” “should,” and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company’s market, interest rates and interest rate policy, competitive factors and other conditions which by their nature, are not susceptible to accurate forecast and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company’s past results are not necessarily indicative of future performance. The Company does not undertake to publicly revise or update forward-looking statements in this presentation to reflect events or circumstances that arise after the date of this presentation, except as may be required under applicable law. Free Writing Prospectus Statement The Company has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The offering will be made only by means of a prospectus, which is part of such registration statement. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill & Partners, L.P. toll free at (866) 805-4128 or Boenning & Scattergood, Inc. toll free at (800) 889-6440.

Issuer: Emclaire Financial Corp. Type of Offering: Follow-on Public Offering Type of Security: Common Stock Ticker Symbol: EMCF ¹ Gross Proceeds: $20.0 Million Shares Offered: 1,250,000 ² Over-Allotment Option: 15% Use of Proceeds: General corporate purposes, including: - To support organic growth - To fund future opportunistic acquisitions - To repay Holding Company line of credit - To redeem TARP preferred stock and related warrant, subject to regulatory approval Lead Manager: Sandler O'Neill + Partners, L.P. Co-Manager: Boenning & Scattergood, Inc. Offering Terms ¹ The Company has received approval for listing on the NASDAQ Capital Market under the ticker symbol “EMCF” ² Assumes a price of $16.00 per share, based on the last reported sale price of EMCF common stock on the OTC Bulletin Board on November 2, 2009

Experienced Senior Management Team William C. Marsh - Chairman, President, and CEO Has served in his current capacity since January 2009 Prior to this, served as President and CEO of the Bank since June 2007 Began career with EMCF in 2001 as Senior Vice President, Chief Financial Officer and Treasurer Served as CFO and other executive financial roles at other public community banks Certified public accountant - 6 years in public accounting at KPMG Peat Marwick’s financial services audit practice Serves on the board of directors of the Community Development Corporation of Butler County and the Allegheny-Clarion Valley Kiwanis; also on the advisory board of Clarion University's College of Business Administration BS in Business Administration from Clarion University of Pennsylvania More than 20 years of professional experience Raymond M. Lawton - Senior VP, Chief Lending Officer Has served as Senior Vice President of the Bank and Secretary of EMCF since 2003, Chief Lending Officer since 2002, and Chief Credit Officer since 1999 More than 30 years experience in the banking industry BS in Accounting from the Pennsylvania State University Edward A. Andrulonis - Senior VP, Chief Operating Officer Has served in his current capacity since May 2008 Nearly 20 years experience in the banking industry serving in various positions; most recently as Chief Operating Officer of another community bank BS degree in Finance from the Pennsylvania State University Paige H. Turk - Senior VP, Human Resource and Marketing Has served in her current capacity since 2006 More than 25 years experience in the areas of Human Resources, Training, Business Development, and Marketing BA in Education from Westminster College Amanda L. Engles - Principal Accounting Officer and Treasurer Has served in her current capacity since 2007 Previously, served as Accounting Manager of the Bank from December 2006 and Staff Accountant of the Bank since January 2004 More than 10 years of experience in the areas of accounting and auditing BS in Accounting and MBA from Clarion University of Pennsylvania

Summary Statistics Bank Name: The Farmers National Bank of Emlenton Assets: $459 Million Gross Loans: $302 Million Deposits: $378 Million Tangible Common Equity: $23.7 Million Tangible Common Book Value per Share: $16.56 Dividends per Share (Quarter): $0.14 TARP Preferred: $7.5 Million Common Shares Outstanding: 1,431,404 Market Capitalization (at November 2, 2009): $22.9 Million Inside Ownership: 12.1% Notes: Data as of September 30, 2009, unaudited See page 29 for a reconciliation of tangible common book value per share and other non – GAAP financial measures

Locations 2009 Farmers National Bank Franchise Headquarters & Main Banking Office Banking Office Erie Pittsburgh

History of Growth  1900 - The Famers National Bank of Emlenton organized

December 1978 - Eau Claire branch opened

April 1985 - Clarion branch opened

1989 - Formed holding company, Emclaire Financial Corp.

July 1991 - Purchased branches in East Brady and Emlenton from Mellon Bank

May 1996 - Bon Aire branch opened

August 1996 - Knox Riverside branch opened

September 1996 - Purchased branch in Knox from Mellon Bank

March 1998 - Acquired Peoples Savings Bank and its 3 branches in Ridgway, DuBois and Brookville

March 2002 - Consolidated Knox branch offices

January 2003 - Meridian branch opened in Butler

June 2006 - Bill Marsh rejoins Company as EVP and CFO

November 2006 - Cranberry branch opened

April 2008 - Grove City branch opened

October 2008 - Completed conversion/merger with Elk County Savings and Loan Association, in conjunction with the completion of $3.5 million common stock offering at $21.15 per share (163,569 shares issued)

December 2008 - Issued $7.5 million of TARP Preferred

January 2009 - Bill Marsh named Chairman, President and CEO of Emclaire Financial Corp.

August 2009 - Completed purchase of Titusville branch from PNC/NCC

November 2009 - Begins trading on the NASDAQ Capital Market

Why Invest in EMCF? Strong Core Deposit Base Superior Asset Quality Experienced Management Team Proven Ability to Execute Acquisitions Consistent Organic Growth Stable Market Area

Key Financial Attributes 0.77% 0.65% ³ Noninterest Income / Average Assets 5.8% 10.7% Deposit Growth 7.93% 5.23% Tangible Common Equity / Tangible Assets 1.19% 0.64% NPAs + 90 Days Past Due / Total Assets Growth Rates (CAGR 2004-YTD) EMCF ¹ Peers ² Loan Growth 11.3% 5.7% Total Assets Growth 11.5% 4.1% Key Ratios EMCF ¹ Peers ² Net Interest Margin 3.33% 3.68% Allowance Loan Losses / Gross Loans 1.05% 1.41% Noninterest Expense / Average Assets 3.03% 2.82% Note: See page 29 for a reconciliation of tangible common equity to tangible assets and other non – GAAP financial measures ¹ Data is for the three months, or the three months annualized, ended September 30, 2009 ² Peers include AVLY, CBFV, CBTC, CNAF, FSMK, HMLN, KISB, MNBP, SOME, and WVFC; Data is for the three months, or the three months annualized, ended June 30, 2009 ³ Adjusted to eliminate net losses on available for sale securities, which consisted primarily of losses associated with the Other Than Temporary Impairment charge associated with investments in common stock of three community banks in Pennsylvania Source: Company data, SNL Financial

 Balance Sheet Growth

Note: Dollars in millions

12/31/04 12/31/05 12/31/06 12/31/07 12/31/08 9/30/09 CAGR

Total Assets $273 $276 $301 $312 $376 $459 12%

Deposits $233 $231 $244 $244 $287 $378 11%

Gross Loans $182 $194 $215 $232 $267 $302 11%

$0

$50

$100

$150

$200

$250

$300

$350

$400

$450

$500

Elk County S&L

Titusville Branch

Loan Composition Diversified/conservative loan mix Average credit size of only $44,633 Weighted average yield on loan portfolio is 6.07% Commercial business 16.1% Consumer 4.5% Residential first mortgages 23.9% Home equity loans and lines of credit 25.6% Commercial real estate 29.9% % of Average Balance Total # of Credit Loan Portfolio ($000) Loans Loans Size ($) Commercial real estate $90,249 29.9% 418 $215,907 Commercial business 48,545 16.1 808 60,080 Residential first mortgages 72,125 23.9 1,123 64,225 Home equity loans and lines of credit 77,342 25.6 2,635 29,352 Consumer 13,505 4.5 1,777 7,600 Gross Loans $301,766 100.0% 6,761 $44,633 September 30, 2009

Loan Growth 66% Growth Note: Dollars in millions 12/31/04 12/31/05 12/31/06 12/31/07 12/31/08 9/30/09 Net Loans $180 $193 $213 $230 $265 $299 $100 $150 $200 $250 $300 $350

As of:

March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30,

2008 2008 2008 2008 2009 2009 2009

Nonperforming Assets:

90 or More Days Past Due $173 $126 $158 $141 $14 $204 $40

Nonaccrual 682 860 625 870 1,733 2,004 2,488

Total Nonperforming Loans $855 $986 $783 $1,011 $1,747 $2,208 $2,528

Repossessed Assets & OREO 124 44 14 50 110 538 428

Total Nonperforming Assets $979 $1,030 $797 $1,061 $1,857 $2,746 $2,956

NPAs + 90 Days Past Due/Assets 0.30% 0.31% 0.22% 0.28% 0.49% 0.70% 0.64%

Reserves $2,219 $2,301 $2,363 $2,651 $2,885 $2,935 $3,158

Reserves/Loans 0.94% 0.94% 0.93% 0.99% 1.04% 1.08% 1.05%

Reserves/NPLs 260% 233% 302% 262% 165% 133% 125%

Charge-Offs

NCOs/Average Loans 0.00% 0.00% 0.13% 0.20% 0.09% 0.72% 0.02%

Credit Quality

Dollars in thousands

Asset Quality NPAs & 90+ Days Past Due / Assets (%) ¹ EMCF data through the quarter ended September 30, 2009 ² Peers include AVLY, CBFV, CBTC, CNAF, FSMK, HMLN, KISB, MNBP, SOME, and WVFC; Data through the quarter ended June 30, 2009 Source: Company data, SNL Financial

Deposit Composition Attractive deposit mix: Non-Interest Bearing Deposits Comprise 18% of Total Deposits Time Deposits make-up only 44% of Total Deposits Low cost of total deposits = 1.76% Dollars in thousands EMCF Titusville EMCF Before Branch at As % of Deposit Type Titusville at 9/30/09 9/30/09 Deposits Noninterest Bearing $53,372 $14,371 $67,743 18% Interest Bearing Transaction 26,660 5,837 32,497 9% Savings and Money Market 93,824 16,988 110,812 29% Time Deposits, $100,000 or More 34,579 13,698 48,277 13% Time Deposits, Less than $100,000 80,451 38,306 118,757 31% Total Deposits $288,886 $89,200 $378,086 100%

16 Deposit Growth

Note: Dollars in millions

Core deposits defined as all deposits less time deposits

12/31/04 12/31/05 12/31/06 12/31/07 12/31/08 9/30/09

Core Depos i ts $122 $118 $115 $125 $162 $211

Time Depos i ts $111 $112 $129 $120 $124 $167

$50

$100

$150

$200

$250

$300

$350

$400

74% Growth of Core Deposits

17

Deposit Market Share

Data adjusted for all pending and completed mergers as of 9/30/2009

			Headquarters			Deposit Market Share June 30, 2009	
Rank	Ticker	Company Name	City	State	Branches	Balance ($000)	%
1	PNC	PNC Financial Services Group	Pittsburgh	PA	43	$2,332,181	21.88 %
2	FNB	F.N.B. Corp.	Hermitage	PA	31	1,556,125	14.60
3	NWSB	Northwest Bancorp Inc. (MHC)	Warren	PA	36	1,163,709	10.92
4	STBA	S&T Bancorp Inc.	Indiana	PA	13	724,721	6.80
5	FCF	First Commonwealth Financial	Indiana	PA	17	700,619	6.57
6	RBS	Royal Bank of Scotland Group	Edinburgh	NA	20	606,454	5.69
7	HBAN	Huntington Bancshares Inc.	Columbus	OH	14	524,147	4.92
8	CCNE	CNB Financial Corp.	Clearfield	PA	16	513,370	4.82
9	EMCF	Emclaire Financial Corp.	Emlenton	PA	13	386,418	3.63
10		Nextier Inc.	Butler	PA	12	345,894	3.25
11		Mercer County State Bncp Inc.	Sandy Lake	PA	10	214,381	2.01
12		Fryburg Banking Co.	Fryburg	PA	6	206,860	1.94
13	CBTC	CBT Financial Corp. (PA)	Clearfield	PA	6	204,911	1.92
14	MNBP	Mars National Bank (PA)	Mars	PA	5	198,946	1.87
15		Marquette Savings Bank (PA)	Erie	PA	5	140,080	1.31
16		Dollar Bank FSB (PA)	Pittsburgh	PA	2	135,382	1.27
17	FNFG	First Niagara Finl Group (NY)	Lockport	NY	2	131,194	1.23
18		Greenville Savings Bank (PA)	Greenville	PA	2	124,529	1.17
19	FSBI	Fidelity Bancorp Inc. (PA)	Pittsburgh	PA	2	102,839	0.96
20	CCYY	Clarion County Community Bk (PA)	Clarion	PA	3	79,719	0.75
			All Others		19	264,826	2.48
			TOTAL		277	$10,657,305	100.00 %

Note: EMCF eight county region includes the following: Butler, Clarion, Clearfield, Crawford, Elk, Jefferson, Mercer, and Venango Counties
Source: SNL Financial

18

Stable Demographics

County	Deposits: Total Deposits in Market ($000)	Deposits: EMCF Deposits in Market ($000)	EMCF Market Share (%)	Rank	# of Branches	Demographics: 2009 Population (actual)	2009 Median Household Income ($)	2000-2009 Median HHI Growth (%)
Butler	$3,037,205	$75,578	2.49%	12	3	186,331	$55,933	31.8%
Clarion	741,031	85,794	11.58	5	3	40,806	38,165	24.0
Clearfield	1,338,461	17,339	1.30	8	1	83,103	40,132	28.2
Crawford	1,087,919	94,501	8.69	5	1	89,901	42,277	26.0
Elk	657,431	16,243	2.47	5	1	32,882	48,642	29.0
Jefferson	856,810	24,105	2.81	8	1	45,456	40,128	26.3
Mercer	2,248,725	10,275	0.46	8	1	117,718	44,369	28.0
Venango	689,723	62,583	9.07	6	2	55,432	42,257	30.0
TOTAL	**$10,657,305**	**$386,418**	**3.63%**	**9**	**13**	**651,629**		
Allegheny	$53,020,588					1,229,533	$51,686	34.9%
Armstrong	1,086,020					69,663	40,404	28.2
Beaver	2,038,292					174,688	48,885	32.0
Erie	3,396,412					281,420	48,238	31.9
Indiana	2,102,198					88,161	38,518	27.4
Lawrence	1,486,211					91,845	42,664	28.1
McKean	698,256					43,781	43,162	30.4
Warren	708,081					40,850	45,111	25.4
Washington	3,911,333					208,745	50,169	33.1
Westmoreland	6,770,122					366,166	48,828	31.6
TOTAL	**$75,217,513**					**2,594,852**		
Pennsylvania	**$277,399,290**				**4,784**	**12,598,860**	**$53,225**	**32.7%**
United States	**$6,898,738,471**				**99,266**	**309,731,508**	**$54,719**	**29.8**

Note: Data as of June 30, 2009
Source: SNL Financial, ESRI, FDIC

Proven Acquisition Capabilities Acquired Titusville branch office from PNC/National City in August 2009 Purchased $90.8 million deposit branch for deposit premium of 3.4% Added one branch, but increased size of Company’s deposits by 31.5% and employees by only 11.5% Welcomed to new contiguous market by customers, community and employees as a favorable alternative to larger players Acquired $32.6 million in loans and received $54.9 million in cash (which is net of the deposit premium of $3.1 million) Acquired Elk County Savings and Loan Association in October 2008 Consolidated deposits into existing office, no new personnel Increased local deposit market share to 11.5% from 7.0% Unique merger/conversion transaction that provided additional capital Positioned for Continued Acquisition Opportunities Experienced management and conversion teams Acquisition opportunities exist in Western Pennsylvania

20 Investment Securities Portfolio

Securities portfolio had a $2.2 million unrealized gain at September 30, 2009 The Company took an OTTI charge of $898,000 in Q3 2009

Dollars in thousands

Amortized Unrealized Unrealized Fair

Cost Gains Losses Value

September 30, 2009

U.S. Treasury Securities $2,975 $58 $0 $3,033

U.S. Government Agencies and Related Entities 22,955 183 (19) 23,119

Mortgage-Backed Securities 26,002 688 (18) 26,672

Municipal Securities 26,520 971 0 27,491

Equity Securities 3,003 459 (93) 3,369

$81,455 $2,359 ($130) $83,684

December 31, 2008

U.S. Treasury Securities $19,985 $139 ($47) $20,077

U.S. Government Agencies and Related Entities 29,806 586 (12) 30,380

Mortgage-Backed Securities 13,543 270 (5) 13,808

Municipal Securities 3,984 0 0 3,984

Equity Securities 3,893 0 (699) 3,194

$71,211 $995 ($763) $71,443

Investment Securities Available for Sale

21

Equity Securities Portfolio

Actual Dollars
Market values as of September 30, 2009

Description	Ticker	Ownership Percentage	Date Purchased	Cost per Share	Market Value/ Share	TBV per Share	Price/ TBV	Cost Basis	Market Value	Gain/ (Loss)
Allegheny Valley Bancorp, Inc.[1]	AVLY	0.13%	07/28/04	$39.00	$39.00	$34.53	112.9%	$46,800	$46,800	$0
Apollo Bancorp, Inc.[1]	APLO	4.20	07/26/05	45.07	65.00	28.52	227.9	1,036,500	1,495,000	458,500
Community First Bancorp, Inc.[2]	CMFP	2.83	01/30/08	15.32	13.00	17.58	73.9	159,332	135,200	(24,132)
Community National Bank of NW PA[2]	--	4.66	07/07/03	70.01	62.00	84.09	73.7	587,386	520,180	(67,206)
FNB Corporation[2]	FNB	0.05	10/15/04	7.11	7.11	4.24	167.7	367,765	367,765	0
Mainline Bancorp, Inc.[1]	MNPA	4.64	01/30/06	50.52	50.52	50.51	100.0	725,265	725,265	0
Mercer County State Bancorp, Inc.[3]	--	0.06	07/26/05	245.00	245.00	222.17	110.3	15,925	15,925	0
Holding Company Total								**$2,938,973**	**$3,306,135**	**$367,162**
Atlantic Central Bankers Bank	--	0.18	03/14/07	--	--	--	--	50,000	50,000	0
FNMA Stock[1]	FNM	--	10/18/07	1.83	1.52	(9.66)	NM	5,490	4,560	(930)
FRE Stock[1]	FRE	--	10/16/07	2.00	1.80	12.55	14.3	9,000	8,100	(900)
Bank Total								**$64,490**	**$62,660**	**($1,830)**
Consolidated Total								**$3,003,463**	**$3,368,795**	**$365,332**

[1] Tangible book value data as of June 30, 2009
[2] Tangible book value data as of September 30, 2009
[3] Tangible book value data as of December 31, 2008

22 Growth in Core Earnings

Note: Dollars in thousands

See page 30 for a reconciliation of Core Net Income and Core EPS and other non – GAAP financial measures

Reported EPS $2.02 $2.03 $1.55 $2.13 $1.87 $0.54

Core EPS $1.65 $1.69 $1.69 $1.92 $1.86 $1.09

$2,094 $2,141 $2,140

$1,851

$2,420 $2,437

$500

$1,000

$1,500

$2,000

$2,500

$3,000

2004 2005 2006 2007 2008 YTD 9/30/2009

Core Net Income Reported Net Income

23

5.23%

7.55%

11.31%

12.43%

17.51%

8.87%

11.36%

18.62%

0.00%

3.00%

6.00%

9.00%

12.00%

15.00%

18.00%

21.00%

TCE/TA Tier 1 Leverage Ratio Tier 1 RB Capital Ratio Total RB Capital Ratio

At Sept. 30, 2009 Pro Forma for Proposed Common Equity Offering¹

Pro Forma Capital Ratios

Note: See page 29 for a reconciliation of tangible common equity to tangible assets and other non – GAAP financial measures

¹ Pro forma capital ratios assume gross proceeds of $20.0 million less underwriting spread of 6.50% and other fixed offering expenses of $535,111; assumes 20% risk weighting

Looking Ahead Continued emphasis on credit quality Disciplined strategic de novo branch expansion De novo growth would focus on opportunities within existing footprint, particularly Butler County New markets would include Pittsburgh and Erie metro areas Focus on organic growth Take advantage of dislocation in market Focus on relationships to increase deposit penetration Recent product rollout - Cash management and remote deposit capture Drive profitability Keen focus on Net Interest Margin expansion Diligent expense control to improve efficiency ratio Growth with disciplined headcount management Effectively integrate acquisitions Continue focus on revenue diversification Additional potential acquisitions Create value for shareholders by serving customers and communities

Appendix

Efficiency For Period Ended 12/31/2005 12/31/2006 12/31/2007 12/31/2008 9/30/2009 Employees: Full Time 97 90 94 94 110 Part Time 28 22 17 17 16 FTE 111 101 103 103 118 Banking Offices 10 11 12 12 13 Total Assets (in millions) $275.5 $300.6 $311.7 $375.7 $459.3 Assets per employee (in 000s) $2,482 $2,976 $3,026 $3,647 $3,892

27

Historical Balance Sheet

	Year Ended December 31, 2004	2005	2006	2007	2008	Sept. 30, 2009
Assets						
Cash and Equivalents	14,624	10,367	16,717	10,483	16,571	47,578
Securities	65,093	58,077	53,991	54,581	75,240	87,809
Total Cash and Securities	79,717	68,444	70,708	65,064	91,811	135,387
Gross Loans	181,771	194,395	215,379	231,976	267,489	301,766
Loan Loss Reserves	1,810	1,869	2,035	2,157	2,651	3,158
Total Net Loans	179,961	192,526	213,344	229,819	264,838	298,608
Other Real Estate Owned	71	106	98	129	50	428
Total Intangibles	1,460	1,429	1,422	1,422	1,422	6,371
Other Assets	12,171	13,012	14,988	15,286	17,543	18,489
Total Assets	$273,380	$275,517	$300,560	$311,720	$375,664	$459,283
Liabilities						
Deposits	232,874	230,503	244,492	244,262	286,647	378,086
Total Debt	15,000	19,500	30,000	40,400	48,188	40,000
Other Liabilities	1,890	1,899	2,151	2,355	4,706	3,702
Total Liabilities	249,764	251,902	276,643	287,017	339,541	421,788
Equity						
Preferred Equity	0	0	0	0	7,412	7,426
Common Equity	23,616	23,615	23,917	24,703	28,711	30,069
Total Equity	23,616	23,615	23,917	24,703	36,123	37,495
Total Liabilities and Equity	$273,380	$275,517	$300,560	$311,720	$375,664	$459,283
Balance Sheet Analysis (%)						
Gross Loans/ Deposits	78.06	84.34	88.09	94.97	93.32	79.81
NPAs + 90 Days PD/ Total Assets	0.33	0.57	0.65	0.35	0.28	0.64
Reserves/ Loans	1.00	0.96	0.94	0.93	0.99	1.05
Reserves/ NPLs	215.5	128.7	110.5	226.6	262.2	124.9

Note: Dollars in thousands

28

Historical Income Statement

	For the Twelve Months Ended December 31,					YTD Sept. 30,
	2004	2005	2006	2007	2008	2009
Total Interest Income	13,953	14,877	16,259	17,855	19,093	14,912
Total Interest Expense	5,219	5,573	6,968	7,886	8,168	5,620
Net Interest Income	8,734	9,304	9,291	9,969	10,925	9,292
Loan Loss Provision	290	205	358	256	500	1,077
Service Charges on Deposits	1,122	1,420	1,484	1,549	1,638	1,104
Gain on Sale of Loans	37	5	58	33	6	4
Bank-owned Life Insurance Revenue	192	191	195	219	227	171
Commissions on Financial Services	95	437	408	448	449	327
Other Noninterest Income	388	407	389	487	558	497
Total Noninterest Income	1,834	2,460	2,534	2,736	2,878	2,103
Gain/ Loss on Sale of Securities	701	857	400	207	(391)	(451)
Compensation and Benefits	4,395	5,107	5,632	5,090	6,347	4,424
Occupancy & Equipment	1,386	1,611	1,637	1,589	1,714	1,396
Professional Fees	223	292	323	497	501	733
Amortization of intangibles	36	31	7	0	0	51
Other Noninterest Expense	1,869	2,105	1,810	1,988	2,470	1,991
Total Noninterest Expense	7,909	9,146	9,409	9,164	11,032	8,595
FDIC Special Assessment	NA	NA	NA	NA	NA	178
Net Income Before Taxes	3,070	3,270	2,458	3,492	1,880	1,094
Provision for Taxes	513	697	492	795	356	27
Extraordinary Items	0	0	0	0	906	0
Net Income	2,557	2,573	1,966	2,697	2,430	1,067
Preferred Dividends	0	0	0	0	0	294
Net Income Available to Common	$2,557	$2,573	$1,966	$2,697	$2,430	$773
EPS after Extra ($)	$2.02	$2.03	$1.55	$2.13	$1.87	$0.54

Note: Dollars in thousands

Non- GAAP Financial Measures Tangible stockholders’ equity, tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP-based amounts. We calculate tangible stockholders’ equity and tangible common equity by excluding the balance of goodwill, intangible assets and, for purposes of calculating tangible common equity, preferred equity, from our calculation of shareholders’ equity. We calculate tangible assets by excluding the balance of goodwill and intangible assets from our total assets. Management believes that this is consistent with the treatment by bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. Because not all companies use identical calculations, this presentation of tangible equity, tangible common equity and tangible assets may not be comparable to other similarly titled measures as determined and reported by other companies. A reconciliation of the non-GAAP ratios of tangible stockholders’ equity to tangible assets and tangible common equity to tangible assets is set forth below: Note: Dollars in thousands, except per share data At Sept. 30, 2009 Common stockholders' equity $30,069 Less: Intangible assets 6,371 Tangible common equity $23,698 Book value per share $21.01 Less: Intangible assets per share 4.45 Tangible book value per share $16.56 Total assets $459,283 Less: Intangible assets 6,371 Tangible assets $452,912 Tangible common equity / tangible assets 5.23%

30

Non- GAAP Financial Measures

Core earnings is a non-GAAP financial measure derived from a GAAP-based amount. We calculate core earnings by excluding one-time revenues and costs from reported net income. We believe that this non-GAAP financial measure provides information that is important to investors. However, this non-GAAP financial measure is supplemental and is not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measure of core earnings to the GAAP measure of net income is set forth below:

	For the Twelve Months Ended December 31,					YTD Sept. 30,
	2004	2005	2006	2007	2008	2009
Reported net income	$2,557	$2,573	$1,966	$2,697	$2,430	$1,067
Adjustments:						
(Gain)/loss on securities	(701)	(857)	(400)	(207)	391	451
(Gain)/loss on foreclosed assets	-	-	-	(20)	(95)	6
(Gain) on bank building	-	-	-	-	-	(89)
Titusville acquisition costs	-	-	-	-	-	642
FDIC Special Assessment	-	-	-	-	-	178
Succession costs	-	-	-	-	590	-
ATM contract termination fee	-	-	-	-	360	-
Extraordinary item (negative goodwill - Elk County S&L)	-	-	-	-	(906)[1]	-
Write-off of obsolete assets	-	-	105	-	37	-
Legal expense associated with TARP	-	-	-	-	75	-
Interest recovered on nonaccrual loan	-	-	-	(167)	-	-
Reorganization costs	-	-	559	-	-	-
Federal Reserve Bank write-off	-	203	-	-	-	-
Tax impact at 34.0% tax rate	238	222	(90)	134	(462)[1]	(404)
Core net income	$2,094	$2,141	$2,140	$2,437	$2,420	$1,851
TARP preferred stock dividend	-	-	-	-	-	294
Core net income available for common	$2,094	$2,141	$2,140	$2,437	$2,420	$1,557
Average diluted shares (actual)	1,267,835	1,267,835	1,267,835	1,267,835	1,301,800	1,431,404
Core earnings per share	$1.65	$1.69	$1.69	$1.92	$1.86	$1.09

Note: Dollars in thousands, except per share data

[1] The negative goodwill generated in the Elk County S&L acquisition is a tax affected amount and not included in the tax impact line